UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 15, 2023

GRAF ACQUISITION CORP. IV

(Exact name of registrant as specified in its charter)

Delaware	001-40427	86-2191918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1790 Hughes Landing Blvd., Suite 400
The Woodlands, Texas   77380

(Address of principal executive offices, including zip code)

(713) 489-1772

(Registrant’s telephone number, including area code )

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-fifth of one redeemable warrant	GFOR.U	The New York Stock Exchange
Common stock, par value $0.0001 per share	GFOR	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of common stock, each at an exercise price of $11.50	GFOR. WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously announced, Graf Acquisition Corp. IV, a Delaware corporation (“Graf”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Austria Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Graf (“Merger Sub”), and NKGen Biotech, Inc., a Delaware corporation (“NKGen”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into NKGen (the “Merger”), with NKGen surviving the Merger in accordance with the Delaware General Corporation Law as a wholly-owned subsidiary of Graf (the Merger, together with the other transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”).

In connection with the Business Combination, Graf has entered into the following Securities Purchase Agreement and plans to continue its efforts to obtain additional financing, which may be in the form of equity, debt, grants or other equity-linked securities or derivatives. Graf intends to file a supplement to the definitive proxy statement/prospectus relating to the special meeting of Graf’s stockholders to approve the proposed Business Combination (the “Special Meeting”), with the Securities and Exchange Commission (the “SEC”), to provide additional information related to recent developments since the filing of the definitive proxy statement/prospectus for its stockholders’ consideration before the Special Meeting.

Securities Purchase Agreement

On September 15, 2023, Graf (to be renamed “NKGen Biotech, Inc.” (“New NKGen”) after the closing the Business Combination (the “Closing”)) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with NKMAX Co., Ltd. (“NKMax”), pursuant to which New NKGen agreed to issue and sell and NKMax agreed to purchase, on the date of Closing (the “Closing Date”): (i) $10.0 million aggregate principal amount of New NKGen’s 5.0% / 8.0% convertible senior notes due 2027 (the “2027 Convertible Notes”), which shall be convertible into shares of common stock, par value $0.0001 per share, of New NKGen (the “New NKGen Common Stock”), at NKMax’s election, at a conversion price of $10.00 per share, subject to adjustment in accordance with the terms of the Securities Purchase Agreement; and (ii) one warrant for each of the 1,000,000 shares of New NKGen Common Stock underlying the 2027 Convertible Notes, each such warrant entitling its holder to purchase one share of New NKGen Common Stock at an exercise price of $11.50 per share (the “2027 Warrants” and, together with 2027 Convertible Notes, the “2027 Convertible Securities”).

The 2027 Convertible Notes are general, unsecured obligations of New NKGen and will mature on the fourth anniversary of the Closing Date (the “Maturity Date”), unless earlier converted or repurchased. Holders may convert their 2027 Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding the Maturity Date. The 2027 Convertible Notes will bear interest at a rate of either (a) 5.0% per annum if paid in cash (“Cash Interest”) or (b) 8.0% per annum if paid-in-kind (“PIK Interest”). Interest is payable or capitalized, semi-annually on each 6-month and one-year anniversary of the Closing Date, commencing on the first 6-month anniversary date of the Closing Date. PIK Interest shall apply for each period unless New NKGen elects to pay Cash Interest for such period.

If New NKGen undergoes a “fundamental change” (as defined in the Securities Purchase Agreement) or at any time after the two and a half year anniversary of the Closing Date, then, subject to certain conditions and except as described in the Securities Purchase Agreement, holders may require New NKGen to repurchase for cash all or any portion of their 2027 Convertible Notes at a repurchase price equal to 100% of the principal amount of the 2027 Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Securities Purchase Agreement includes customary covenants and sets forth certain events of default after which the 2027 Convertible Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving New NKGen, after which the 2027 Convertible Notes become automatically due and payable. The following events are considered “events of default” under the Securities Purchase Agreement:

•	default in any payment of interest on any 2027 Convertible Note when due and payable and the default continues for a period of 30 days;
•	default in the payment of principal of any 2027 Convertible Note when due and payable at its stated maturity, upon any required repurchase, upon declaration of acceleration or otherwise;
•	failure by New NKGen to comply with its obligation to convert the 2027 Convertible Notes in accordance with the Securities Purchase Agreement upon exercise of a holder’s conversion right, and such failure continues for five business days;
•	failure by New NKGen to give a fundamental change notice and such failure continues for five business days;
•	failure by New NKGen to comply with its obligations in respect of any consolidation, merger or sale of assets, and such failure continues for ten business days;
•	failure by New NKGen to comply with any of the other agreements in the 2027 Convertible Notes or the Securities Purchase Agreement for 60 days after receipt of written notice of such failure from the holders of at least 25% in principal amount of the 2027 Convertible Notes then outstanding;
•	default by New NKGen or any of its significant subsidiaries (as defined in the Securities Purchase Agreement) with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed with a principal amount in excess of $50,000,000 (or its foreign currency equivalent), in the aggregate of New NKGen and/or any of New NKGen’s significant subsidiaries, whether such indebtedness now exists or shall hereafter be created, (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal of any such debt when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and in the cases of clauses (i) and (ii), such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness is not paid or discharged, as the case may be, within 30 days after written notice to New NKGen by the holders of at least 25% in aggregate principal amount of the 2027 Convertible Notes then outstanding in accordance with the Securities Purchase Agreement;
•	certain events of bankruptcy, insolvency or reorganization of New NKGen or any of New NKGen’s significant subsidiaries;
•	the rendering of certain uninsured judgment, decree or order in excess of $50,000,000 (excluding amounts subject to indemnification from third parties for which the third party has acknowledged liability) against New NKGen or any of its subsidiaries and either (i) enforcement proceedings shall have been commenced upon such judgment, decree or order, or (ii) such judgment, decree or order shall not have been satisfied, stayed, vacated or discharged within 30 days from entry; and
•	any representation or warranty of New NKGen or any of its subsidiaries in any transaction document (as defined in the Securities Purchase Agreement) to which it is a party or in any certificate, financial statement or other document delivered by New NKGen or such subsidiary in connection with the Securities Purchase Agreement proves to have not been true and correct in any material respect at the time it was made (except that any representation or warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects).

If certain bankruptcy and insolvency-related events of default occur with respect to New NKGen, the principal of, and accrued and unpaid interest on, all of the 2027 Convertible Notes then outstanding shall automatically become due and payable. If an event of default with respect to the 2027 Convertible Notes, other than certain bankruptcy and insolvency-related events of default with respect to New NKGen, occurs and is continuing, the holders of at least a majority in the aggregate principal amount of the outstanding 2027 Convertible Notes may, declare 100% of the principal of and accrued and unpaid interest, if any, on, all the outstanding 2027 Convertible Notes to be due and payable. Notwithstanding the foregoing, the Securities Purchase Agreement provides that, to the extent New NKGen so elects, the sole remedy for an event of default relating to New NKGen’s failure to comply with certain reporting covenants in the Securities Purchase Agreement will, for the first 360 days after the occurrence of such an event of default, consist exclusively of the right to receive special interest on the 2027 Convertible Notes as set forth in the Securities Purchase Agreement.

The Securities Purchase Agreement provides that New NKGen shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of New NKGen and its subsidiaries, taken as a whole, to, another person (other than any such sale, conveyance, transfer or lease to one or more of the New NKGen's direct or indirect wholly owned subsidiaries), unless: (i) the resulting, surviving or transferee person (if not New NKGen) is a “qualified successor entity” (as defined in the Securities Purchase Agreement) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such successor company (if not New NKGen) expressly assumes by amendment or supplement all of New NKGen’s obligations under the 2027 Convertible Notes and the Securities Purchase Agreement; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Securities Purchase Agreement.

The closing of the transactions contemplated by the Securities Purchase Agreement will occur contemporaneously with the Closing of the Business Combination.

The closing of the Business Combination, including certain aspects of the transactions contemplated by the Securities Purchase Agreement, is subject to the satisfaction or waiver of certain closing conditions, including approval by Graf’s stockholders.

The description of the Securities Purchase Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Important Information and Where to Find It

The proposed Business Combination will be submitted to stockholders of Graf for their consideration at the Special Meeting. Graf has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC relating to the proposed Business Combination, which includes both a prospectus with respect to the securities of the post-combination company (“New NKGen”) to be issued in connection with the proposed Business Combination and a proxy statement that was distributed to Graf’s stockholders in connection with Graf’s solicitation of proxies for the vote by its stockholders at the Special Meeting. The Registration Statement was declared effective by the SEC and Graf mailed the definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the proposed Business Combination. Graf urges its investors, stockholders and other interested persons to read the definitive proxy statement/prospectus, as well as other documents filed by Graf with the SEC, because these documents contain important information about Graf, NKGen and the proposed Business Combination. Stockholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed by Graf with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, TX 77380.

Participants in the Solicitation

Graf and NKGen and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Graf is set forth in the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Graf stockholders in connection with the proposed Business Combination is set forth in the definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) shall not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report includes forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “anticipates,” “expects,” “projects,” “forecasts,” “outlook,” “future,” “further,” “may,” “will,” “potential,” “should,” “seeks,” “seems,” “targets,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. These statements are based on the beliefs and assumptions of the management of Graf and NKGen. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including changes in domestic and foreign business, market, financial, political and legal conditions, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, the inability of the parties to successfully or timely consummate the proposed Business Combination; the failure of Graf and party to the Securities Purchase Agreement to consummate the closing of the Securities Purchase Agreement; the failure to satisfy the conditions to the consummation of the proposed Business Combination, including but not limited to the approval of the merger agreement by Graf’s stockholders, the satisfaction of the minimum cash condition, the compliance with the acquiror closing cash amount and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the inability to raise or obtain sufficient funds to continue NKGen’s operations through the consummation of the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the amount of redemption requests made by Graf’s public stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, and the ability to maintain the listing of New NKGen’s securities on a national securities exchange; and those factors discussed under the heading “Risk Factors” in the Registration Statement and other documents of Graf filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Graf or NKGen assess the impact of all such risk factors on the businesses of Graf and NKGen prior to the proposed Business Combination, and New NKGen following the proposed Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Graf or NKGen or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Graf and NKGen prior to the proposed Business Combination, and New NKGen following the proposed Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated September 15, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAF ACQUISITION CORP. IV

By:	/s/ James A. Graf
	Name:	James A. Graf
	Title:	Chief Executive Officer

Date: September 18, 2023